Exhibit 12
H. J. HEINZ COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

Three Months
Ended
July 27,
2005

(Thousands of
Dollars)
Fixed Charges:
Interest expense*	$67,909
Capitalized interest	—
Interest component of rental expense	7,597

Total fixed charges	$75,506

Earnings:
Income before income taxes	$218,379
Add: Interest expense*	67,909
Add: Interest component of rental expense	7,597
Add: Amortization of capitalized interest	458

Earnings as adjusted	$294,343

Ratio of earnings to fixed charges	3.90

*	Interest expense includes amortization of debt expense and any discount or premium relating to indebtedness.